Exhibit 10.18

ExpressJet Holdings, Inc.
Non-Employee Director Compensation

The Company provides the following compensation, as applicable, to directors who are not employees of the Company:

Annual Retainers

The highest applicable annual retainer amount of the amounts set forth below:

Director	$40,000 per year
Committee Chair (other than Audit)	$50,000 per year
Audit Committee Chair	$55,000 per year
Chairman of the Board	$60,000 per year

Meeting Fees

Each board meeting physically attended (Chair)	$3,000
Each board meeting physically attended (non-Chair)	$2,000
Each committee meeting physically attended	$2,000
Each board or committee meeting, telephonic participation	$1,000
Reimbursement of appropriate out-of-pocket expenses	

Stock Grants

- $35,000 fair market value of restricted shares upon initial election to Board
- $35,000 Black-Scholes value of stock options upon initial election to Board
- $35,000 fair market value of restricted shares following each annual stockholders meeting
- $35,000 Black-Scholes value of stock options following each annual stockholders meeting

Flight Benefits

Benefits described in the Form of Amended and Restated Letter Agreement relating to certain flight benefits between the Company and our non-employee directors for whom we are able to secure such benefits (previously filed).